centrica

taking care of the essentials

02042589 02 JUL 15 82-4518

FAX MESSAGE

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To:	Office of International Corporation Finance, SEC	**Date:**	15 July, 2002
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Barbara Child	**No. of pages** (incl. this one)	4

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute or retain this message or any part of it.

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Please find following a Stock Exchange Announcement recently released.

Regards

Barbara Child

dw 7/15

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica
taking care of the essentials

15 July, 2002

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc Centrica agrees acquisition of NewPower customers
Rule 12g 3-2 (b) File No 82-4518

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Barbara Chutt

For and on behalf of
Centrica plc

Enc. 1

15 July 2002

Centrica agrees acquisition of NewPower customers

Centrica plc today announced that, following approval of the United States Bankruptcy Court for the Northern District of Georgia, its wholly owned subsidiary Energy America, LLC has agreed to acquire the gas customers of New Power Holdings, Inc and its subsidiaries (NewPower) in Ohio and Pennsylvania for an estimated consideration of $8.25 million (£5.31 million), subject to a price adjustment as detailed below. NewPower currently has around 215,000 gas customers in these markets.

Energy America has also agreed to acquire other specified assets including gas inventory and certain computer systems relating to the customers being acquired, which at 27 June 2002 had an estimated value at completion of $13.6 million (£8.75 million).

The price that will ultimately be paid to NewPower is subject to an adjustment for any shortfall in customers and the projected forward price curves for gas between 13 June and completion, and to certain other adjustments. The transaction is also subject to approvals by regulatory agencies.

Enquiries:

Centrica Investor Relations:	01753 494900
Centrica Media Relations:	01753 494085

Notes to editors and investors:

1. Centrica announced on 25 February, that it had signed an agreement to acquire NewPower Holdings, Inc through a tender offer for all of NewPower's outstanding shares. Completion was subject to approval of the bankruptcy court overseeing Enron's Chapter 11 bankruptcy proceedings of the settlement of certain liabilities between NewPower and Enron, the termination of inter company agreements and the issuance of an injunction restraining third parties from making claims against New Power in respect of Enron-related liabilities subject to certain conditions.

2. On 28 March, following Enron's failure to obtain from the bankruptcy court an order prohibiting claims of third parties with respect to potential Enron-related liabilities, Centrica informed NewPower that it had decided not to waive the applicable condition to Centrica's obligation to purchase NewPower shares in the tender offer. Accordingly, Centrica and NewPower agreed to terminate their merger agreement.

3. NewPower filed for Chapter 11 Bankruptcy protection on 11 June, and accordingly the sale process was administered under the relevant sections of the Bankruptcy Code.

4. Current customer details are as follows:

Market	Est. Total # Customers	Est. Avg. Annual Volume (DTh)		Est. Avg. Annual Bill[1]
		Residential	Commercial	
Columbia Gas of Ohio	159,155	120	307	$825
East Ohio Gas Co	14,588	118	451	$651
Columbia Gas of Pennsylvania	43,852	125	222	$725
Total	217,595			

[1] Estimated annual bill includes commodity portion only.

5. Over 70 per cent of customers are on fixed contracts.

6. The acquisition of the NewPower customer base provides an opportunity for the business' energy management team to build on its current procurement strategy. Centrica envisions no hurdles in securing reliable wholesale supply that adheres to its internal counterparty exposure and risk policies.